SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 11)

Energy West, Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29274A-10-5

(CUSIP Number)

Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Fl., Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
SIGNATURE
EX-7.1 STOCKHOLDER PROPOSAL
EX-7.2 LETTER DATED SEPT. 30, 2004

SCHEDULE 13D

CUSIP No. 29274A-10-5			Page 2 of 5

1.	Name of Reporting Person: Richard M. Osborne		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 540,347

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 540,347

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 540,347

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 20.8%

14.	Type of Reporting Person (See Instructions): IN

     This Amendment No. 11 to Schedule 13D is filed on behalf of Richard M. Osborne relating to shares of common stock, par value $0.15 per share (the “Shares”), of Energy West, Incorporated, a Montana corporation (“Energy West”).

Item 4.	Purpose of the Transaction.

     Item 4 of Schedule 13D is amended and supplemented as follows:

     On August 30, 2004, Mr. Osborne submitted a stockholder proposal to Energy West pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, urging the Board of Directors to amend the By-Laws of the company to provide for a mandatory retirement policy for all members of the Board at age 70. As further explained in Mr. Osborne’s statement in support of the proposal, the imposition of a mandatory retirement age for directors will facilitate periodic changes in the Board’s composition that will bring directors to the company with fresh perspectives on company issues. Mr. Osborne is currently in discussions with Energy West’s management regarding the company’s voluntary implementation of the mandatory retirement age for directors without Mr. Osborne bringing the proposal before Energy West’s 2004 annual meeting of stockholders. At this time, Energy West has not agreed to implement the mandatory retirement policy. A copy of Mr. Osborne’s stockholder proposal is attached as Exhibit 7.1.

     On September 29, 2004, Energy West announced that it will likely have to restate its financials for fiscal 2002, 2003 and the first three quarters of fiscal 2004 because of errors in the company’s accounting methodologies uncovered by the 2004 audit, and will be unable to timely file its annual report. On September 30, 2004, Mr. Osborne sent a letter to David Cerotzke, Energy West’s President and Chief Executive Officer, stating his belief that three long-term members of the Board, namely G. Montgomery Mitchell, who has served as chairman since 2001 and a director since 1984, Richard J. Schulte, chairman of the audit committee and a director since 1997 and David A. Flitner, a director since 1988, should immediately step down from the Board. These three members were in a position to address the financial reporting errors when they first arose and should be held responsible for the misstatements that occurred on their watch. The failure of these three entrenched Board members to address this matter illustrates and further strengthens Mr. Osborne’s belief that a mandatory retirement policy for Board members is imperative in order to aid in the creation of a Board that will help to bring new ideas and approaches to bear on company issues. A copy of Mr. Osborne’s letter to Mr. Cerotzke is attached as Exhibit 7.2.

     Other than as described in this Item 4, Mr. Osborne does not presently have plans or proposals that relate to or would result in any of the events set forth in Item 4 (i) through (x) of Mr. Osborne’s original Schedule 13D dated June 18, 2003. Mr. Osborne reserves the right to modify his plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, he may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (x) of his original Schedule 13D.

     This Amendment No. 11 to Schedule 13D is not and should not be deemed to be a solicitation of proxies or consents with respect to any meeting of Energy West’s stockholders for the election of directors or otherwise. Any such solicitation by Mr. Osborne would be made only pursuant to separate proxy or solicitation materials complying with all applicable requirements of

Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.1	Stockholder Proposal dated August 30, 2004 of Richard M. Osborne

Exhibit 7.2	Letter dated September 30, 2004 to David A. Cerotzke from Richard M. Osborne

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2004

/s/ Richard M. Osborne

Richard M. Osborne